DIVERSIFIED RESOURCES, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2024

DIVERSIFIED RESOURCES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

Contents

Facing page	1-2
Report of independent registered public accounting firm	3-4
Financial statements	
Statement of financial condition	5
Statement of operations	6
Statement of changes in member's equity	7
Statement of cash flows	8
Notes to the financial statements	9-14
Supplementary information	
Schedule I - Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	15
Schedule II - Computation for determination of customer account reserve of brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission	16
Schedule III - Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission	17
Report of independent registered public accounting firm on exemption report	18
Exemption report pursuant to Rule 17a-5 of the Securities and Exchange Commission	19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45497

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DIVERSIFIED RESOURCES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 JEFFERSON BOULEVARD
(No. and Street)

WARWICK	RI	02888
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIMBERLY NEELY	978-270-5055	kimberlyneely22@gmail.(
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANDLER & COMPANY PC
(Name – if individual, state last, first, and middle name)

50 CABOT STREET, SUITE 204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

JULY 9, 2009	3709
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KAREN J. BACON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DIVERSIFIED RESOURCES, LLC, as of DECEMBER 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA L. CAPUANO
Notary Public
State of Rhode Island
My Commission Expires 04/23/2026

Signature: [signature]

Title:
PRINCIPAL

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Sandler & Company, P.C.   Tel. (781) 455-1480

Certified Public Accountants and Advisors   Fax. (781) 455-6239

50 Cabot Street, Suite 204, Needham, MA 02494   www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Diversified Resources, LLC ("the Company") as of December 31, 2024, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.


SANDLER & COMPANY, P.C.

Supplementary Information

The supplementary information including Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Customer Account Reserve of Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion the supplementary information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sandler & Company P.C.

We have served as Diversified Resources, LLC's auditor since 2016.

Needham, Massachusetts

February 25, 2025

DIVERSIFIED RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash at bank	$	148,029
Deposits with broker		1,153
Accounts receivable		493,549
Prepaid expenses		23,153
Furniture and equipment, net of accumulated depreciation of $14,424		67,265
Leasehold improvements, net of accumulated depreciation of $6,656		65,956
Right of use asset		337,174
Investment in mutual fund (cost basis $37,450)		36,189
Total Assets	$	1,172,468

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	20,818
Accrued pension		61,499
Accrued payroll		57,980
Current portion of lease liability		28,793
Total Liabilities		169,090
Non-Current Liabilities:		
Non-current portion of lease liability		308,381
Total Liabilities		477,471
Member's Equity		694,997
Total Liabilities and Member's Equity	$	1,172,468

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

REVENUES		
Investment advisor fees	$	1,932,731
Mutual fund commissions		197,506
Insurance and annuity commissions		42,158
Other fees		3,250
Dividends		1,868
Change in unrealized gains and losses		148
Interest income		37
Total Revenues		2,177,698
OPERATING EXPENSES		
Compensation:		
Salaries		443,523
Retirement plan contribution		61,165
Bonuses		55,000
Group insurance		38,365
Payroll taxes		34,851
Total Compensation		632,904
Technology and communication		115,958
Occupancy		72,358
Legal and professional fees		42,688
Consulting fees		40,000
Office		62,835
Travel, meals and entertainment		29,240
Insurance		15,875
Regulatory fees		13,156
Marketing and advertising		32,410
Depreciation		18,172
Dues and subscriptions		10,829
Local taxes		10,534
Other		9,462
Total Expenses		1,106,421
Net Income	$	1,071,277

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2024

Balance at December 31, 2023	$	655,720
Net income		1,071,277
Member distributions		(1,032,000)
Balance at December 31, 2024	$	694,997

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

Cash flows provided by operating activities:		
Net income	$	1,071,277
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		18,172
Change in unrealized gains and losses		(148)
Changes in operating assets and liabilities:		
Accounts receivable		(44,240)
Prepaid expenses		(8,716)
Right-of-use asset		(337,174)
Current portion of lease liability		28,793
Non-current portion of lease liability		308,381
Accounts payable and accrued expenses		7,034
Accrued pension		3,499
Accrued payroll		(7,163)
Total adjustments		(31,562)
Net cash provided by operating activities		1,039,715
Cash flows from investing activities:		
Purchases of furniture and equipment		(68,609)
Payment for leasehold improvements		(17,000)
Dividends automatically reinvested		(765)
Net cash used by investing activities		(86,374)
Cash flows from financing activities:		
Distributions to member		(1,032,000)
Net decrease in cash		(78,659)
Cash at beginning of the year		227,841
Cash at end of the year	$	149,182
Cash consists of:		
Cash at bank	$	148,029
Deposits with broker		1,153
	$	149,182

Non-cash investing activities:
During the year dividend income of $765 from the mutual fund investment was automatically reinvested to purchase additional shares of the mutual fund.

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1 – ORGANIZATION

Diversified Resources, LLC ("the Company") was organized in 2001 in the State of Rhode Island. The Company is registered with the Securities and Exchange Commission as a Registered Investment Advisor ("RIA") and also as a Broker and Dealer. The Company earns fees as an RIA for asset management services and investment advice and also earns commissions as a broker from the sale of mutual fund shares and annuity and insurance products.

Client funds and investments under management by the Company are held by a third-party custodian, SEI Investments Company or one of its affiliates ("SEI"). SEI offers no-load mutual funds in various asset allocation models. The Company does not hold funds, investments or other customer accounts for its clients.

The Karen J. Bacon Revocable Trust – 2023 is the sole owner of the Company.

The Company is subject to regulation by the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when fees for services are earned and expenses are recognized when the obligation is incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account held at a bank and a money market account in a broker account with SEI.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and equipment

Furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Leasehold Improvements

Leasehold improvements are being amortized over the lease term including the five-year extension option through 2034. The extension period is included because Company management believes that it is more likely than not that the extension option will be exercised.

Investments

All investment securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in net income. Changes in unrealized gains and losses are also included in net income.

Fair value measurements

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect management's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1. Quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2. Quoted prices in markets which are not active, quoted prices for assets or liabilities which are not identical to those being valued, inputs other than quoted prices that are observable either directly or indirectly.

Level 3. Inputs that are both unobservable and significant to the valuation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Commissions
The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date and paid within several days of the trade. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser are identified, the pricing is agreed upon and the risks of ownership have been transferred to the purchaser.

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time of payment.

Investment advisory fees
The Company provides investment advisory services for many of its customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. The fees are calculated and charged to the client accounts by the custodian of the client accounts at the end of each quarter, and the Company recognizes the revenue at that time. The fees are typically remitted by the custodian to the Company several days after the end of the quarter.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Taxable income of the Company is passed through to the grantor of the Company's sole member and is reported on her individual tax return. Accordingly, no federal or state income tax expense has been recorded in the Company's financial statements.

Leases

At the inception in 2024 of a long-term lease for its office premises the Company recorded a liability for the present value of all future minimum rent payments required under the lease, using the Company's estimated incremental borrowing rate. An asset was recorded in the same amount for the right to use the premises during the lease term. The liability is increased each year by accrued interest, with an offsetting charge to lease costs. Monthly lease payments are applied to reduce the liability. The right of use asset is amortized to lease costs in an amount such that the total lease costs, including the imputed interest, are recognized on a straight-line basis over the lease term.

DIVERSIFIED RESOURCES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leases its office premises from Karen J. Bacon and Brad Bacon. Karen J. Bacon is the President of the Company and the Trustee of the Karen J. Bacon Revocable Trust – 2023 which is the sole owner of the Company's member interest. See Note 4 for a description of the lease terms.

For the year ended December 31, 2024 a consulting fee in the amount of $40,000 was paid to a relative of Karen J. Bacon.

NOTE 4– NEW LEASE

The Company leased its office premises from a related party on a month-to-month basis through January 2024. The Company entered into a five-year lease with the same related party, as described in Note 3, which commenced on February 1, 2024. The lease provides for fixed payments of $4,000 per month. The Company also pays condominium fees and real estate taxes associated with the premises.   The Company has an option to renew for an additional five-year term at a rate to be negotiated at the time of renewal.

Generally accepted accounting principles require a lessee under a long-term operating lease to record a lease liability equal to the present value of the future fixed payments required under the lease, with an offsetting right-of-use asset in the same amount.   The Company recorded a lease liability of $362,095 at inception of the lease, using its estimated incremental borrowing rate of 6.0% per annum to calculate the present value. The lease liability is increased each year by accrued interest, and decreased by the monthly fixed lease payments. The balance of the lease liability for future lease payments was $337,174 at December 31, 2024.

Because the lease provides for the same monthly fixed lease payment over the lease term, the lease cost is equal to the amount of the payments, and each year the right-of-use asset is reduced by the same amount as the reduction in the lease liability.

Lease costs for 2024 are summarized as follows:

Included in occupancy expense:	
Fixed rent – January	$ 2,000
Fixed rent – February – December	44,000
Variable costs – condominium fees February – December	16,500
	62,500
Included in local taxes expense – real estate taxes	10,134
Total lease costs	$ 72,634

Occupancy expense on the statement of operations also includes $9,858 for electricity costs.

NOTE 4 – NEW LEASE (CONTINUED)

Minimum lease payments over the next 5 years are as follows:

2025	$ 48,000
2026	48,000
2027	48,000
2028	48,000
2028	48,000
Thereafter	196,000
Total	$ 436,000

NOTE 5– RETIREMENT PLAN

The Company maintains a defined contribution and profit sharing retirement plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting eligibility requirements based on age and length of service and is funded by employee payroll deferrals and Company contributions. The Company makes a safe harbor non-elective contribution of 3% of any eligible employee's annual compensation. The Company may also make a profit-sharing contribution in an amount determined at the discretion of management. The estimated amount of the contributions to be made for the current year is accrued at the end of the year, to be paid in the following year. The retirement plan expense of $61,165 for 2024 includes $40,000 profit-sharing and $21,165 for the 3% safe-harbor contribution.

NOTE 6– CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains most of its cash and cash equivalents in a bank checking account, the balance of which, at times, may exceed the $250,000 limit insured by the Federal Deposit Insurance Corporation. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. A substantial portion of accounts receivable are investment advisory fees due from SEI, the custodian of investment accounts belonging to the Company's clients. Such fees are charged to the client accounts at the end of each quarter, and are typically remitted by SEI to the Company within several days.

NOTE 7– FAIR VALUE MEASUREMENTS

The Company's investment in a mutual fund is carried at fair value, using the published net asset value per share of the fund as of December 31, 2024. The net asset value per share is the price at which the fund offers and redeems its shares. Fair value measurements as of December 31, 2024 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment in Mutual Fund	$ 36,189	$ -	$ -	$ 36,189

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $9,353. At December 31, 2024 the Company had net capital of $41,961, excess net capital of $32,608, and its aggregate indebtedness to net capital ratio was 3.35 to 1.

NOTE 9 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory services, agency transactions in mutual funds, variable annuities, and insurance products. The Company has identified its president as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derives revenue primarily from North America.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2025, the date the financial statements were available to be issued, and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

DIVERSIFIED RESOURCES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Total Member's Equity	$	694,997
Adjustments to Net Capital:		
Non -allowable assets		(649,756)
Net Capital before haircuts and undue concentration on securities		45,241
Haircuts and undue concentration on securities		(3,280)
Net Capital	$	41,961
Aggregate Indebtedness		
Accrued expenses and other liabilities	$	140,297
Total Aggregate indebtedness	$	140,297
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)	$	9,353
(b) Minimum net capital required of broker dealer	$	5,000
Net Capital Requirement (Greater of (a) or (b))	$	9,353
Net Capital in Excess of Requirement	$	32,608
Net Capital less greater of 10% of A.I. or	$	27,931
120% of Net Capital Requirement		
Ratio of Aggregate Indebtedness to Net Capital		3.35 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report	$	41,961
Reconciling items		-
Net capital per above	$	41,961

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2024.

SCHEDULE II
DIVERSIFIED RESOURCES, LLC
COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE OF BROKERS AND DEALERS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 concerning reserve requirements.

SCHEDULE III
DIVERSIFIED RESOURCES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and does not carry accounts of customers. Therefore the Company has no obligations under SEC Rule 15c3-3 concerning possession or control requirements.



Sandler & Company, P.C.

Certified Public Accountants and Advisors

50 Cabot Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480

Fax. (781) 455-6239

www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON EXEMPTION REPORT

To the Member of
Diversified Resources, LLC

We have reviewed management's statements including in the accompanying Exemption Report in which (1) Diversified Resources, LLC ("the Company") is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those which are not covered by 17 C.F.R. §240.17a-5c3-3; (2) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.17a-5c3-3; and (3) the Company did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Sandler & Company P.C.

Needham, Massachusetts

February 25, 2025


DIVERSIFIED RESOURCES, LLC
EXEMPTION REPORT PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED
DECEMBER 31, 2024


Diversified Resources LLC, (the "Company"). is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; selling variable life insurance or annuities; municipal securities broker (529 Plans only); and investment advisory services. The Company's activities are not covered by 17 C.F.R §240.15c3-3, and therefore the Company is exempt from the reporting requirements of that section.

(2) The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3 because the Company's business activities are not covered by 17 C.F.R §240.15c3-3 and are not among the activities listed under paragraph (k) of that section.

(3) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Karen J. Bacon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Karen J. Bacon
President, Diversified Resources LLC